12011353

SEC ... MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5(A)
PART III

SEC FILE NUMBER
8- 52973

SEC Mail Processing Section
FEB 29 2012
Washington, DC 123

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Republic Securities Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Pine Street
(No. and Street)

San Francisco	CA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Tateosian (415) 296-5810
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

55 Second Street, Suite 1400	San Francisco,	CA	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Tateosian, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Republic Securities Company, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]

Signature

President

Title

See attached certificate

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independant Auditors' Report on Internal Accounting Control.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

First Republic Securities Company, LLC

(A Wholly Owned Subsidiary of First Republic Bank)

(SEC Identification No. 8-52973)

Financial Statements and Supplemental Schedules
as of and for the year ended December 31, 2011 and Independent
Auditors' Report and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) as a
PUBLIC DOCUMENT

FIRST REPUBLIC SECURITIES COMPANY, LLC
It's a privilege to serve you®

February 28, 2012

SEC
Mail Processing
Section

FEB 29 2012

Washington, DC
123

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Please find one copy of the enclosed 2011 Audited Financials for First Republic Securities Company, LLC. FRSC mistakenly sent just one copy out yesterday via UPS – so to fulfill our requirement for two, this is the second.

We apologize for any inconvenience – If you have questions regarding this, please contact me at 415-262-8760.

Sincerely,

Brian E Parker
Senior Compliance Officer
First Republic Securities Company, LLC

111 PINE STREET, SAN FRANCISCO, CALIFORNIA 94111, TEL (415) 248-3888 OR (877) 348-5576, FAX (415) 258-6188
www.firstrepublic.com • MEMBER FINRA/SIPC • E-MAIL: securities@firstrepublic.com

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 15th day of February, 2012, by David Tateosian ____, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

CRYSTAL BRYANT
Commission # 1793762
Notary Public - California
San Francisco County
My Comm. Expires Mar 17, 2012

(Seal) Signature [signature]

FIRST REPUBLIC SECURITIES COMPANY, LLC
(A Wholly Owned Subsidiary of First Republic Bank)

Index
December 31, 2011

KPMG

KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm

The Board of Directors
First Republic Securities Company, LLC:

We have audited the accompanying statement of financial condition of First Republic Securities Company, LLC (the Company), a wholly owned subsidiary of First Republic Bank, as of December 31, 2011, and the related statement of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

KPMG LLP

San Francisco, California
February 24, 2012

FIRST REPUBLIC SECURITIES COMPANY, LLC
(A Wholly Owned Subsidiary of First Republic Bank)

STATEMENT OF FINANCIAL CONDITION
December 31, 2011
(in thousands, except per share amounts)

ASSETS		
Cash and cash equivalents	$	20,618
Commissions receivable		70
Receivable from clearing organization		537
Receivable from First Republic and affiliates, net		884
Prepaid expenses		153
Other receivables, net		3,248
Deposit with clearing broker		100
Intangible assets, net of accumulated amortization of $3,386		8,864
Total assets	$	34,474
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Accounts payable and accrued expenses		2,378
		2,378
MEMBER'S EQUITY:		
Common stock, $0.01 par value - Authorized and outstanding 10,000 shares		-
Additional paid-in capital		22,194
Retained earnings		9,902
		32,096
Total liabilities and member's equity	$	34,474

See accompanying notes to financial statements.

FIRST REPUBLIC SECURITIES COMPANY, LLC
(A Wholly Owned Subsidiary of First Republic Bank)

STATEMENT OF INCOME
Year ended December 31, 2011
(in thousands)

REVENUE:		
Agency commissions	$	4,279
Principal commissions		2,552
Mutual fund fees		847
Other brokerage revenues		1,198
Money market mutual funds fee		311
Interest earned on deposits with First Republic		15,787
Income from First Republic and affiliates		2,800
Other income		137
Interest income, net		25
Total revenue		27,936
EXPENSES:		
Salaries and related benefits		6,652
Commission and referral payout		3,363
Occupancy		1,136
Professional fees and advertising		386
Clearing fees		3,208
Information systems		820
Travel expenses and entertainment		304
Regulatory fees		322
Insurance		282
Dues and subscriptions		736
Other general and administrative		255
Intangible asset amortization		2,197
Total expense		19,661
NET INCOME	$	8,275

FIRST REPUBLIC SECURITIES COMPANY, LLC
(A Wholly Owned Subsidiary of First Republic Bank)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year ended December 31, 2011
(in thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance - December 31, 2010	-	22,194	1,627	23,821
Net Income	-	-	8,275	8,275
Balance - December 31, 2011	$ -	$ 22,194	$ 9,902	$ 32,096

FIRST REPUBLIC SECURITIES COMPANY, LLC
(A Wholly Owned Subsidiary of First Republic Bank)

STATEMENT OF CASH FLOWS
Year ended December 31, 2011
(in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	8,275
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization of intangible assets		2,197
Changes in assets and liabilities:		
Prepaid expenses		14
Other receivables		(837)
Receivable from First Republic and affiliates, net		(420)
Receivable from clearing organizations		36
Commissions receivable		95
Accounts payable and accrued expenses		403
Net cash provided by operating activities		9,763
NET INCREASE IN CASH AND CASH EQUIVALENTS		9,763
CASH AND CASH EQUIVALENTS-Beginning of year		10,855
CASH AND CASH EQUIVALENTS-End of year	$	20,618

---

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business — First Republic Securities Company, LLC (the "Company") was formed as a Nevada limited liability company in July 2000 and operated as a wholly owned subsidiary of First Republic Bank ("First Republic"), a Nevada Corporation, until the acquisition of First Republic by Merrill Lynch & Co., Inc ("Merrill Lynch") in September 2007. The Company was a wholly owned subsidiary of Merrill Lynch Bank & Trust Co., FSB ("MLFSB"), a federal stock savings bank, which was a wholly owned subsidiary of Merrill Lynch. On January 1, 2009, the Parent of MLFSB, Merrill Lynch, was acquired by Bank of America Corporation ("Bank of America") through the merger with a wholly owned subsidiary of Bank of America. On November 2, 2009, MLFSB merged with and into Bank of America, N.A. ("BANA"), a national bank and a wholly owned indirect subsidiary of Bank of America. The Company became a subsidiary of BANA.

On October 21, 2009, First Republic entered into an agreement among First Republic, MLFSB and BANA, whereby First Republic agreed to purchase certain assets and assume certain liabilities related to the business operated through BANA's First Republic Bank division and certain of BANA's subsidiaries, including the Company (the "Transaction"). The Transaction closed on July 1, 2010. On July 1, 2010, First Republic became the direct parent and holder of 100% of the common stock of the Company.

The Company is a registered member of the Financial Industry Regulatory Authority, Inc. and the Securities and Exchange Commission and is actively engaged in the business of providing broker-dealer services. The Company's business includes distribution of investment products and services, which involves introducing mutual funds and fixed income securities on an agency or riskless principal basis. The Company is a full disclosure broker dealer and clears all securities transactions though a clearing broker. The Company does not hold customer accounts.

Basis of Presentation — The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The Company is engaged in a single line of business as a securities broker-dealer.

Revenue Recognition — Revenues and expenses are recorded on a trade-date basis.

Income Taxes — As a single member limited liability company, the Company is not subject to federal and state corporate income taxes on its taxable income. Instead, the net income of the Company is included in the federal and state tax returns of First Republic. The Company

does not pay income taxes to First Republic, does not have a tax sharing agreement with First Republic, and management does not have the intention of changing these facts. Thus, the Company has many attributes of a pass-through entity and income taxes are not presented in its financial statements. A pro forma calculation of income tax has been included as part of the notes to the financial statements.

Cash and Cash Equivalents — For purposes of reporting cash flows, cash and cash equivalents include cash and interest-bearing deposits with original maturities of three months or less.

Deposit With Clearing Broker — The Company maintains a minimum balance of $100 in a deposit account with its clearing broker-dealer. In the event of a substantial change in the nature and extent of the Company's business operations, the clearing broker may request an additional amount be deposited in the deposit account.

Intangible Assets — Intangible assets related to customer relationships are amortized over their useful lives not to exceed ten years. The Company evaluates intangible assets for impairment at least annually and whenever circumstances indicate that the carrying amount may not be recoverable. If the carrying amount is not recoverable and exceeds fair value, an impairment loss is recognized.

Use of Estimates — The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect (a) the reported amounts of assets and liabilities, (b) disclosure of contingent assets and liabilities at the date of the financial statements, and (c) the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Such estimates include commissions, bonus, referral fees, and intangible amortization.

2. INTANGIBLE ASSETS

The gross carrying value of intangible assets and accumulated amortization at December 31, 2011 is presented in the following table:

(in thousands)	**Gross Carrying Value**	**Accumulated Amortization**
Customer relationship intangibles	$ 12,250	$ 3,386

The following table presents the estimated future amortization of intangible assets as of December 31, 2011:

2012	$ 1,954
2013	$ 1,711
2014	$ 1,468
2015	$ 1,225
2016	$ 982

3. RELATED PARTY TRANSACTIONS

The Company has a cash account with First Republic in the amount of $15,612 as of December 31, 2011.

The Company has a revenue sharing agreement with First Republic for the revenue derived from money market mutual fund activities that are directed to First Republic. The revenue received by the Company for this money market mutual fund activity was $311 for the year ended December 31, 2011.

The Company and First Republic have an expense-sharing agreement for salaries, rent and certain general and administrative expenses. Expenses allocated by First Republic are paid by the Company. First Republic allocated $1,646 for such expenses for the year ended December 31, 2011, which are recorded in their respective categories in the Statement of Income.

First Republic shares with the Company the revenues earned from Eagle Bank Sweep balances. Non-invested cash in a client's brokerage account is swept overnight into an omnibus checking account at First Republic. For the year ended December 31, 2011, the Company earned $15,787 from this activity.

First Republic and First Republic Investment Management, Inc. ("FRIM"), a subsidiary of First Republic Bank, pay the Company management fees related to the training and licensing of their licensed representatives. For the year ended December 31, 2011, this management fee income was $415 and $95 with First Republic and FRIM, respectively, and is recorded in income from First Republic and affiliates in the Statement of Income.

The Company has a revenue sharing agreement with FRIM whereby the Company provides custody and trading services for certain Registered Investment Advisory accounts. FRIM paid the Company $2,290 for the year ended December 31, 2011 and this fee is recorded in income from First Republic and affiliates in the Statement of Income.

4. SHARE-BASED COMPENSATION

Beginning on July 1, 2010, the Company's employees participated in First Republic's stock option plan and were granted stock options. Compensation cost is recognized based on the fair value of the options at the date of grant and recognized over the requisite service period. The Company recorded $178 of expense associated with stock options for the year ended December 31, 2011.

5. COMMITMENTS AND CONTINGENCIES

The Company's customers' transactions are introduced to the Clearing Broker ("Pershing") for execution, clearance, and settlement. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligation to Pershing, the Company may be required to reimburse Pershing for losses on these obligations.
The Company has established procedures to reduce this risk by monitoring trading within accounts and requiring deposits in excess of regulatory requirements.

From time to time, the Company is named in judicial, arbitration and regulatory matters arising in connection with its business. In accordance with ASC 450, *Contingencies*, the Company reviews the need for any loss contingency reserves and establishes reserves when, in the opinion of management, it becomes probable a matter will result in a liability and the amount of loss, if any, can be reasonably be estimated. The Company has been named in an arbitration and threatened

litigation by customers who purchased shares in an investment fund sponsored by an affiliate of the Company, FRIM. During 2008, the investment fund incurred losses and closed. Such customers are claiming losses in connection with their investments in the fund. The Company believes it has meritorious defenses and intends to defend this matter vigorously. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these matters will not result in any material adverse effect on the Company's financial position, results of operations, and cash flows.

6. INCOME TAXES

The Company is a wholly owned limited liability company and has many attributes of a pass-through entity as described in Note 1. However, if income taxes were presented, pro forma financial statements would have included tax expense of approximately $3,540 for the year ended December 31, 2011.

7. REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2011, the Company had net capital, as defined by SEC Uniform Net Capital Rule 15c3-1, of $5,044, which was $4,886 in excess of its required net capital of $158. The ratio of aggregate indebtedness to net capital is 0.47 to 1 as of December 31, 2011.

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii) of the Securities Exchange Act of 1934 relating to the determination of reserve requirements because it does not maintain customer accounts or take possession of customer securities. Transactions are cleared on a fully disclosed basis through Pershing LLC, a Bank of New York Mellon Company.

8. SUBSEQUENT EVENTS

The Company evaluated the effects of subsequent events that have occurred subsequent to the year ended December 31, 2011. During this period, there have been no material events that would require recognition in our 2011 financial statements or disclosure in the notes to the financial statements.

Schedule I

FIRST REPUBLIC SECURITIES COMPANY, LLC
(A Wholly Owned Subsidiary of First Republic Bank)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2011
(in thousands)

NET CAPITAL:	
Total member's equity	$ 32,096
Less nonallowable assets and other deductions or charges:	
Cash with affiliates	13,899
Receivable from First Republic and affiliates	884
Prepaid expenses, other receivables and intangible assets	12,268
Other deductions and/or charges	1
NET CAPITAL:	$ 5,044
AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued expenses	$ 2,378
TOTAL AGGREGATE INDEBTEDNESS	$ 2,378
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Net capital required – greater of $100,000 or 6-2/3% of aggregate indebtedness	$ 158
Net capital in excess of requirements	$ 4,886
Ratio of aggregate indebtedness to net capital	47%

There are no material differences between the abouve Computation of Net Capital under Rule 15c3-1 and that filed with First Republic Securities Company, LLC's unaudited December 31, 2011, FOCUS report , as filed on January 24, 2012

KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors of
First Republic Securities Company:
111 Pine Street
San Francisco, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by First Republic Securities Company (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences; and

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 24, 2012

KPMG

KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Rule 17a-5

The Board of Directors
First Republic Securities Company, LLC:

In planning and performing our audit of the statement of financial condition of First Republic Securities Company, LLC (the Company), a wholly owned subsidiary of First Republic Bank, as of December 31, 2011, and the related statement of income, changes in member's equity, and cash flows for the year then ended, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

San Francisco, California
February 24, 2012